Core Laboratories Herengracht 424 Amsterdam, 1017 BZ The Netherlands Tel: (31-20) 420-3191 Fax: 713-328-2162 www.corelab.com

December 10, 2008

Kevin Stertzel
Branch Chief
Division of Corporate Finance, Mail Stop 7010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Core Laboratories N.V.

Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 1-14273

Dear Mr. Stertzel:

Thank you for the letter dated November 26, 2008 from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") regarding our most recent Annual Report on Form 10-K (the "Form 10-K"). Set forth below are the responses of Core Laboratories N.V. to your comments in the order in which they were presented in the letter from the Staff. For your convenience, each response is prefaced by the exact text of the corresponding comment.

General

  Please paginate your document.

  We will paginate our future filings with the Commission.

  You state on page 7 that your operations are subject to various international risks, including "current conditions in Venezuela, Nigeria, Iran and Iraq." Iran is identified by the U.S. State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any other disclosure regarding your contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

  Our statement on page 7 was about the risks involved in international operations in general as a result of conditions within certain countries. We were not referring to those countries as places where we necessarily conduct business, but rather the risks those countries may impose on conducting business internationally. We do not conduct business directly or indirectly with or in Iran and do not anticipate doing so in the future. The reason we mentioned Iran was that we believe the risks of doing business in the Middle East have been heightened as a result of the current government and political conditions in Iran.

  Please discuss the materiality of any contacts with Iran described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

  As discussed in our response above, we do not conduct business with or in Iran, directly or indirectly.

  Business

  Patents and Trademarks, page 4
  Please describe the duration and effect of all the patents you currently own. See Item 101(c)(1)(iv) of Regulation S-K ("S-K").

  Item 101(c) of S-K requires disclosure "to the extent material to an understanding of the registrant's business taken as a whole." Instruction 1 to Item 101 of S-K states that "a registrant should take into account both quantitative and qualitative factors" when making this determination. While we hold numerous patents, we do not feel that the entire group of patents, any individual patent or any smaller group of patents is material to an understanding of our business, or any segment of our business taken as a whole.

  Risk Factors

  "We depend on the results of our international operations...," page 6
  In this risk factor, you describe the risk inherent in doing business abroad. We note your statement that "51%, 53% and 56%" of your revenues from the last 3 years came from business outside the U.S. On page 4, however, you state that these same percentages do not include "significant levels" of revenue that are classified as U.S. revenues but are generated by projects on foreign oilfields in foreign countries. Please revise this risk factor to also discuss the risks presented by these "significant" revenues generated from oilfields outside the U.S.

  Our statement about "51%, 53% and 56%" relate to revenues recorded from activities outside the U.S. Our further comment about "significant levels" of revenues which are not included in those percentages, was to clarify that while work was being done in the U.S. and revenues were properly being recorded as being earned in the U.S., the source of the reservoir rocks or fluids may have come from fields outside of the U.S.

  As previously discussed with the Staff, we propose changing this statement in our future filings to read as follows, so that the reader does not get the impression that revenues were earned in the foreign countries and were improperly designated as US revenues.

  "Not included in the foregoing percentages are significant levels of our revenues recorded in the U.S that are sourced from projects on foreign oilfields."

  Credit Facilities and Available Future Liquidity, page 21
  We note your statement that "(You) expect (y) our investment in capital expenditures to be approximately $25 million in 2008." Please expand this discussion to disclose the general purposes of the capital expenditures.

  Our current capital expenditure program is undertaken for two purposes; first to be able to replace obsolete or worn-out equipment and second to fund our growth. In future filings, to address your comment and further clarify our disclosure, we will add the following sentence to our disclosure regarding capital expenditures: "The Company used its 2008 capital expenditures to fund its growth through the purchase of instrumentation, tools, and equipment along with expenditures to replace obsolete or worn-out instrumentation, tools, and equipment." We will also describe the general purposes of any future capital expenditures.

  Financial Statements

  Consolidated Statements of Cash Flows
  We note elsewhere in your document that you sustained a casualty loss associated with a fire that resulted in the loss of the building at your Godley, Texas manufacturing plant. It appears you are reflecting your cash flows associated with the insurance recoveries as part of your operating cash flows. Please refer to paragraph 22(c) of SFAS 95 and explain why you believe your presentation is appropriate.

  The fire referred to in your comment above occurred in 2005, however the insurance proceeds were only partially received in 2005 with the final settlement received in 2006.  The associated insurance proceeds were related to 1) the recovery for loss of assets and 2) recovery for losses sustained because of business interruption. The insurance proceeds received in 2005 primarily related to the loss of assets and resulted in a gain that was reflected in net income.  The reference to the gain from insurance recovery in the operating section of the 2005 cash flow statement is part of the reconciliation of net income to cash flows from operations.   In accordance with paragraph 22(c) of SFAS 95, the 2005 proceeds received were included in the "investing activities" section of the cash flow statement, and reflected in the line item titled "proceeds from sale of assets".  The insurance proceeds received in 2006 related to recovery of losses for business interruption, and, in accordance with paragraph 22(c) of SFAS 95, were included in the operating cash flows section for 2006.

  Note 15 - Segment Reporting
  Please explain why you believe it is appropriate to disclose geographic segment information that does not represent the locations the revenues were actually earned. Clarify for us and disclose your basis for attributing revenues from external customers to individual countries. Please refer to paragraph 38 of SFAS 131 for guidance.

We record revenues at the locations where the activity is conducted and our clients are billed. Consequently, the reported geographic information is based on where revenues were actually earned in accordance with paragraph 38 of SFAS 131. Please see our response to comment 5 above.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any follow-up comments/questions. We are more than happy to provide additional materials if requested.

Sincerely,

/s/ Richard L. Bergmark
Richard L. Bergmark
Executive Vice President